# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Valaris Ltd, CIK 0000314808
CUSIP: G9460G101
Title of class of securities: Common Shares, $0.01 par value share
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 10/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001589122

## Reporting persons
- Giovanni Agnelli B.V.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 3,637,207; shared voting power 0; sole dispositive power 3,637,207; shared dispositive power 0; aggregate amount beneficially owned 3,637,207 (5.1% of the class)
  Comment: * Based on 71,118,393 common shares outstanding at October 24, 2024 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on October 31, 2024.
- Exor N.V.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 3,637,207; shared voting power 0; sole dispositive power 3,637,207; shared dispositive power 0; aggregate amount beneficially owned 3,637,207 (5.1% of the class)
  Comment: * Based on 71,118,393 common shares outstanding at October 24, 2024 as reported in the Issuer's Form 10-Q filed with the SEC on October 31, 2024.
- Lingotto Investment Management (UK) Limited: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 3,637,207; shared voting power 0; sole dispositive power 3,637,207; shared dispositive power 0; aggregate amount beneficially owned 3,637,207 (5.1% of the class)
  Comment: * Based on 71,118,393 common shares outstanding at October 24, 2024 as reported in the Issuer's Form 10-Q filed with the SEC on October 31, 2024.
- Lingotto Investment Management LLP: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 3,637,207; shared voting power 0; sole dispositive power 3,637,207; shared dispositive power 0; aggregate amount beneficially owned 3,637,207 (5.1% of the class)
  Comment: * Based on 71,118,393 common shares outstanding at October 24, 2024 as reported in the Issuer's Form 10-Q filed with the SEC on October 31, 2024.

## Item 1. Issuer
Name of issuer: Valaris Ltd
Address of issuer's principal executive offices: Clarendon House, 2 Church Street Hamilton, Bermuda, HM11

## Item 2. Person Filing
Name of person filing:
Giovanni Agnelli B.V.
Exor N.V.
Lingotto Investment Management (UK) Limited
Lingotto Investment Management LLP

Lingotto Investment Management LLP, which acquired the securities being reported on, is 99.7% owned by Lingotto Investment Management (UK) Limited. Lingotto Investment Management (UK) Limited is a wholly owned subsidiary of Exor N.V., which in turn is controlled by Giovanni Agnelli B.V.
Address of principal business office or, if none, residence:
Giovanni Agnelli B.V.

Symphony Building
Gustav Mahlerplein 25
Amsterdam, 1082 MS
The Netherlands

Exor N.V.

Symphony Building
Gustav Mahlerplein 25
Amsterdam, 1082 MS
The Netherlands

Lingotto Investment Management (UK) Limited

7 Seymour Street
London, W1H 7JW
United Kingdom

Lingotto Investment Management LLP

7 Seymour Street
London, W1H 7JW
United Kingdom
Citizenship:
Giovanni Agnelli B.V. - the Netherlands
Exor N.V. - the Netherlands
Lingotto Investment Management (UK) Limited- United Kingdom
Lingotto Investment Management LLP - United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Giovanni Agnelli B.V.: /s/ Guido de Boer, Authorized Signatory (01/13/2025)
- Exor N.V.: /s/ Guido de Boer, Chief Financial Officer (01/13/2025)
- Lingotto Investment Management (UK) Limited: /s/ Enrico Vellano, CEO (01/13/2025)
- Lingotto Investment Management LLP: /s/ Enrico Vellano, CEO (01/13/2025)
Comment: Please note this constitutes a late filing due to an inadvertent administrative error.